SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
       1934 for the year ended December 31, 1998.

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 for the transition period from  ________ to ________.

                         Commission file number: 0-16900

A. Full title of plan and the address of the plan, if different from that of issuer named below:

         SUPER RITE FOODS, INC.
         EMPLOYEE INVESTMENT OPPORTUNITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Richfood Holdings, Inc.
         4860 Cox Road, Suite 300
         Glen Allen, Virginia  23060

Required Information

1. Audited Statements of Assets Available for Plan Benefits - As of December 31, 1997 and 1998 (attached).

2. Audited Statements of Changes in Assets Available for Plan Benefits - Years ended December 31, 1997 and 1998 (attached).

3. Written consents of the accountants with respect to the plan annual financial statements' incorporation by reference in a registration statement on Form S-8 under the Securities Exchange Act of 1933 (attached).

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   June 29, 1999                              SUPER RITE FOODS, INC.
                                                    EMPLOYEE INVESTMENT
                                                    OPPORTUNITY PLAN

                                                    By /s/ John C. Belknap
                                                    ----------------------------
                                                    John C. Belknap
                                                    Executive Vice President and
                                                      Chief Financial Officer

                       Financial Statements and Schedules
                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

                     Years ended December 31, 1998 and 1997
                      with Report of Independent Auditors

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

                       Financial Statements and Schedules

                           December 31, 1998 and 1997



                                TABLE OF CONTENTS




Report of Independent Auditors................................................1

Financial Statements

Statements of Assets Available for Plan Benefits..............................2
Statements of Changes in Assets Available for Plan Benefits...................3
Notes to Financial Statements.................................................4


Schedules

Line 27a - Schedule of Assets Held for Investment Purposes...................12
Line 27d - Schedule of Reportable Transactions...............................13

                         Report of Independent Auditors

The Board of Directors
Richfood Holdings, Inc.

We have audited the accompanying statements of assets available for plan benefits of the Super Rite Foods, Inc. Employee Investment Opportunity Plan (the
Plan) as of December 31, 1998 and 1997, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Super Rite Foods, Inc. Employee Investment Opportunity Plan at December 31, 1998 and 1997, and the changes in assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    /s/Ernst & Young LLP

Richmond, Virginia
June 25, 1999

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

                Statements of Assets Available for Plan Benefits




                                                                                    DECEMBER 31,
                                                                               1998              1997
                                                                        ------------------ ----------------
ASSETS
Investments, at fair value:
   Mutual funds                                                          $     3,331,594    $     2,103,864
   Guaranteed interest contract                                                7,370,385          7,053,013
   Richfood Holdings, Inc. common stock                                        4,180,869          5,514,754
   Loans to participants                                                       1,506,595          1,577,024
                                                                        ------------------ ----------------
                                                                              16,389,443         16,248,655

Contributions receivable:
   Participant                                                                    13,638             10,857
   Matching employer                                                               3,792              3,107
                                                                        ------------------ ----------------
                                                                                  17,430             13,964
                                                                        ------------------ ----------------
Assets available for plan benefits                                       $    16,406,873    $   $16,262,619
                                                                        ================== ================



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

           Statements of Changes in Assets Available for Plan Benefits




                                                                               YEAR ENDED DECEMBER 31,
                                                                                1998            1997
                                                                        ------------------ ----------------
Investment income:
   Interest and dividends                                                $       619,291    $       597,170
   Net appreciation (depreciation)  in fair value of
     investments                                                                (802,534)         1,126,265
                                                                        ------------------ ----------------
                                                                                (183,243)         1,723,435
Contributions:
   Participant contributions                                                   1,022,967            972,273
   Matching employer contributions                                               289,253            280,998
                                                                        ------------------ ----------------
                                                                               1,312,220          1,253,271
                                                                        ------------------ ----------------

                                                                               1,128,977          2,976,706

Deductions:
   Participant distributions and withdrawals                                     983,735          1,633,136
   Administrative expenses                                                           988             40,399
                                                                        ------------------ ----------------
                                                                                 984,723          1,673,535
                                                                        ------------------ ----------------
Net increase in assets available for plan benefits                               144,254          1,303,171
Assets available for plan benefits at beginning of year                       16,262,619         14,959,448
                                                                        ------------------ ----------------

Assets available for plan benefits at end of year                        $    16,406,873    $    16,262,619
                                                                        ================== ================



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

                          Notes to Financial Statements

                           December 31, 1998 and 1997



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies of the Super Rite Foods, Inc. Employee Investment Opportunity Plan (the Plan).

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, interest and dividend income and contributions are recognized as earned; benefits paid to participants and administrative expenses are recognized when incurred; and net appreciation (depreciation) in the fair value of investments is recognized as it occurs.

Purchases and sales of securities are recorded as of the trade date. The cost of investments sold is determined on the basis of average cost.

INVESTMENTS

Ownership of the various mutual funds held by Prudential Investments Retirement Services, the Plan's custodian, is expressed in number of shares. Each share is valued by the Plan's custodian based upon quoted market prices.

Investments in the guaranteed interest contract are valued at contract value, which approximates fair value.

The fair value of Richfood Holdings, Inc. common stock (Richfood Stock Fund) is based upon the price of the stock as of the end of the plan year, as quoted on the New York Stock Exchange.

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

                    Notes to Financial Statements (continued)



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

2. SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

GENERAL

The Plan is a defined contribution plan and is subject to certain of the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by Richfood Holdings, Inc. (the Employer or the Company), parent company of Super Rite Foods, Inc. and its subsidiaries. The Plan custodian is Prudential Investments Retirement Services. The trustees of the Plan are officers of the Company.

ELIGIBILITY

Under the Plan, participation is available to all non-union employees of Super Rite Foods, Inc. and its subsidiaries, a wholly-owned subsidiary of Richfood Holdings, Inc., who are not eligible for participation in the Richfood Holdings, Inc. Savings and Stock Ownership Plan, who have attained age 21 and have completed six months of service.

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

                    Notes to Financial Statements (continued)



2. SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN (CONTINUED)

CONTRIBUTIONS

Each employee participating in the Plan may elect to make pre-tax contributions of not less than 1% nor more than 15% of his or her compensation for the Plan year, in 1% increments. Participant contributions during any Plan year are subject to Internal Revenue Code limitations. This limitation was $10,000 in 1998 and $9,500 in 1997.

The Employer makes matching contributions in an amount equal to 35% of the participant's pre-tax contributions of up to 6% of compensation. In addition, the Employer may make discretionary contributions to be determined by Richfood Holdings, Inc.'s Board of Directors. The Employer's contributions are made in shares of Richfood Holdings, Inc. common stock. The Employer made matching contributions to the Plan of $289,253 and $280,998 for the years ended December 31, 1998 and 1997, respectively. The Employer did not make any discretionary contributions during 1998 or 1997.

INVESTMENT OPTIONS

The Plan has entered into an administrative agreement with Prudential Investments Retirement Services providing for the management, investment, and reinvestment of Plan assets. The Plan provides for nine separate investment options which are described as follows:

     Prudential MoneyMart Assets - invests primarily in high quality money market instruments maturing in thirteen months or less.

     Prudential Government Income Fund - invests primarily in U.S. Government securities issued by the U.S. Treasury.

     Prudential Balanced Portfolio and Prudential Active Balanced Fund - consist of a diversified portfolio of equity securities, debt obligations and money market instruments.

     Prudential Stock Index Fund - invests in a broad mix of stocks that are designed to duplicate the performance of the S&P 500.

     Prudential Jennison Growth Fund - consists of investments in equity securities of established companies with above-average growth prospects.

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

                    Notes to Financial Statements (continued)



2. SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN (CONTINUED)

     Prudential   International   Stock  Fund  -  invests  primarily  in  equity
     securities of foreign companies.

     Prudential Guaranteed interest contract - invests primarily in fixed income securities having short to intermediate maturities.

     Richfood Stock Fund - consists of investments in common stock of Richfood Holdings, Inc.

LOANS TO PARTICIPANTS

Under the terms of the Plan, participants may elect to borrow 50%, subject to a minimum of $1,000, of their vested account balances. The terms of the loans are set based on the nature of the borrowings. The Plan Administrator determines the interest rates to be charged for participant loans based on comparable lending rates used by third parties.

VESTING, DISTRIBUTIONS AND WITHDRAWALS, AND PLAN TERMINATION

Participants are at all times fully vested in their tax-deferred (pre-tax) contributions and such amounts are never subject to forfeiture; however, tax-deferred contributions may not be withdrawn except in the event of hardship, death, disability, retirement or termination of employment.

Employer contributions are fully vested with participants after three years of service, but may not be withdrawn except in the event of hardship, death, disability, retirement or termination of employment. In the case of hardship, a participant may apply for a distribution (in accordance with the provisions of the Plan) of a portion of his or her interest in employer contributions only after amounts in the employee's pretax contribution accounts have been withdrawn.

Distributions and withdrawals, pursuant to the provisions of the Plan, are based on the fair value of the participants' accounts as of the effective valuation date.

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants are fully vested in their accounts, including that portion relating to employer contributions. See Note 7 - Subsequent Event.

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

                    Notes to Financial Statements (continued)



2. SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN (CONTINUED)

INCOME TAXES

The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated August 15, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt under the applicable sections of the Internal Revenue Code. The Plan Administrator is not aware of any actions or events in the operation of the Plan that would jeopardize the Plan's qualified status.

3. INVESTMENTS

The Plan's investments are held by Prudential Investments Retirement Services, the Plan's custodian. The fair value of each investment maintained by Prudential Investments Retirement Services, including individual investments that represent 5% or more of assets available for plan benefits, as of December 31, 1998 and 1997 is presented in Note 8.

4. INVESTMENT TRANSFERS

Under the provisions of the Plan, a participant may elect to have the value of his or her participant account attributable to a particular investment fund transferred to any of the other available investment funds upon request, with certain restrictions.

5. ADMINISTRATIVE EXPENSES

In accordance with the Plan Document, administrative expenses are generally paid by the Employer.

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

                    Notes to Financial Statements (continued)



6. YEAR 2000 (UNAUDITED)

The Company has developed and is implementing a strategic, long-term information technology plan to upgrade its core application systems, including those systems that impact the processing of employee benefits. Concurrently, it has developed, and is implementing, a plan to ensure that such systems are year 2000 compliant. The Company believes that with the currently planned system conversions and upgrades, as well as certain additional modifications to existing software, the Company will achieve year 2000 compliance without any significant operational problems related to the Company's information systems. The Company is also communicating with the Plan's significant service providers to coordinate year 2000 compliance. The Plan's service providers have indicated that they are presently taking steps to ensure that the Plan's systems and operations will be year 2000 compliant.

7. SUBSEQUENT EVENT

On June 9, 1999, the Company announced that it had entered into an Agreement and Plan of Merger (the "Agreement"), dated as of June 9, 1999, among SUPERVALU INC., a Delaware corporation ("SUPERVALU"), Winter Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of SUPERVALU ("Acquisition"), and the Company. Under the terms of the Agreement, the Company will be merged with and into Acquisition (the "Merger") with Acquisition being the surviving corporation. The transaction is subject to regulatory approval and the approval by the Company's shareholders, as well as other customary conditions, and is expected to be consummated prior to the end of calendar 1999. Following the consummation of the Merger, the Company will become an indirect, wholly-owned subsidiary of SUPERVALU.

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

                    Notes to Financial Statements (continued)



8. SUMMARY OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS BY ACCOUNT

A summary of the changes in assets available for plan benefits, by account, for the year ended December 31, 1998 is as follows:



                                       MONEY        GOV'T.                ACTIVE    STOCK      JENNISON                GUARANTEED
                                       MART        INCOME     BALANCED   BALANCED   INDEX      GROWTH    INTERNATIONAL INTEREST
                                       ASSETS       FUND     PORTFOLIO    FUND       FUND       FUND      STOCK FUND   CONTRACT
                                     ----------- ----------- ---------- --------- ---------- ----------- ----------- ------------
Additions to assets attributable
  to:
  Investment income:
   Interest and dividends            $   5,675   $   7,557   $  5,549   $  7,036  $  8,331   $    7,565   $  5,783   $  497,854
   Net appreciation (depreciation)
     in fair value of investments            -       2,345      7,771     26,405   109,320      457,540     25,665            -
                                     ----------- ----------- ---------- --------- ---------- ----------- ----------- ------------
                                         5,675       9,902     13,320     33,441   117,651      465,105     31,448      497,854

  Contributions:
   Participant contributions            11,711      16,441     19,590     33,077    72,651      121,191     44,339      609,272
   Matching employer contributions           -           -          -          -         -            -          -            -
                                     ----------- ----------- ---------- --------- ---------- ----------- ----------- ------------
                                        11,711      16,441     19,590     33,077    72,651      121,191     44,339      609,272
                                     ----------- ----------- ---------- --------- ---------- ----------- ----------- ------------
                                        17,386      26,343     32,910     66,518   190,302      586,296     75,787    1,107,126

Deductions from assets
  attributable to:
  Participant distributions and
   withdrawals                           5,956       2,274          -      6,280    16,893       67,776      8,439      499,901
  Administrative expenses                    -           -          -          5         5            -          -          478
                                     ----------- ----------- ---------- --------- ---------- ----------- ----------- ------------
                                         5,956       2,274          -      6,285    16,898       67,776      8,439      500,379
Interfund transfers                    (39,976)      7,823     21,775      8,841   132,642      211,282     (2,571)    (289,375)
                                     ----------- ----------- ---------- --------- ---------- ----------- ----------- ------------
Net (decrease) increase in assets      (28,546)     31,892     54,685     69,074   306,046      729,802     64,777      317,372

Assets available for plan benefits:
  Beginning of year                    133,999      86,340    111,120    178,042   298,665    1,063,030    232,668    7,053,013
                                     ----------- ----------- ---------- --------- ---------- ----------- ----------- ------------
  End of year                         $105,453    $118,232   $165,805   $247,116  $604,711   $1,792,832   $297,445   $7,370,385
                                     =========== =========== ========== ========= ========== =========== =========== ============


                                              RICHFOOD
                                                STOCK      LOANS TO    CONTRIBUTIONS
                                                FUND      PARTICIPANTS  RECEIVABLE    TOTAL
                                             ------------ ------------ ----------- ------------
Additions to assets attributable
  to:
  Investment income:
   Interest and dividends                    $   73,941    $       -    $     -    $   619,291
   Net appreciation (depreciation)
     in fair value of investments            (1,431,580)           -          -       (802,534)
                                             ------------ ------------ ----------- ------------
                                             (1,357,639)           -          -       (183,243)

  Contributions:
   Participant contributions                     91,914            -      2,781      1,022,967
   Matching employer contributions              288,568            -        685        289,253
                                             ------------ ------------ ----------- ------------
                                                380,482            -      3,466      1,312,220
                                             ------------ ------------ ----------- ------------
                                               (977,157)           -      3,466      1,128,977

Deductions from assets
  attributable to:
  Participant distributions and
   withdrawals                                  249,678      126,538          -        983,735
  Administrative expenses                           500            -          -            988
                                             ------------ ------------ ----------- ------------
                                                250,178      126,538          -        984,723
Interfund transfers                            (106,550)      56,109          -              -
                                             ------------ ------------ ----------- ------------
Net (decrease) increase in assets            (1,333,885)     (70,429)     3,466        144,254

Assets available for plan benefits
  Beginning of year                           5,514,754    1,577,024     13,964     16,262,619
                                             ------------ ------------ ----------- ------------
  End of year                                $4,180,869   $1,506,595    $17,430    $16,406,873
                                             ============ ============ =========== ============

                          Super Rite Foods, Inc.
               Employee Investment Opportunity Plan

            Notes to Financial Statements (continued)



8. SUMMARY OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS BY ACCOUNT
   (CONTINUED)

A summary of the changes in assets available for plan benefits, by account, for the year ended December 31, 1997 is as follows:


                                       MONEY      GOV'T.               ACTIVE    STOCK      JENNISON                 GUARANTEED
                                       MART       INCOME   BALANCED   BALANCED   INDEX      GROWTH    INTERNATIONAL  INTEREST
                                       ASSETS     FUND    PORTFOLIO    FUND      FUND        FUND      STOCK FUND    CONTRACT
                                      ---------- -------- ---------- ---------- ---------- ----------- ------------- ------------
Additions to assets attributable to:
  Investment income:
   Interest and dividends              $ 6,763    $6,493    $4,818     $5,610    $ 3,705     $  7,079   $  6,099     $  498,430
   Net appreciation in
     fair value of investments               -      1,982    9,820     18,051     57,982      249,720      7,422              -
                                      ---------- -------- ---------- ---------- ---------- ----------- ------------- ------------
                                         6,763      8,475   14,638     23,661     61,687      256,799     13,521        498,430

  Contributions:
   Participant contributions            10,375     16,655   18,479     31,034     45,154       88,584     39,212        631,609
   Matching employer contributions           -          -        -          -          -            -          -              -
                                      ---------- -------- ---------- ---------- ---------- ----------- ------------- ------------
                                        10,375     16,655   18,479     31,034     45,154       88,584     39,212        631,609
                                      ---------- -------- ---------- ---------- ---------- ----------- ------------- ------------
                                        17,138     25,130   33,117     54,695    106,841      345,383     52,733      1,130,039

Deductions from assets attributable
  to:
  Participant distributions and
   withdrawals                          18,845      3,118    4,493     78,572     39,262      203,569     68,438        630,819
  Administrative expenses                   30          -       26          -         15            5          -          2,671
                                      ---------- -------- ---------- ---------- ---------- ----------- ------------- ------------
                                        18,875      3,118    4,519     78,572     39,277      203,574     68,438        633,490


Interfund transfers                        187     (4,478)   1,870     (6,355)    84,878       58,961     29,481        (63,568)
                                      ---------- -------- ---------- ---------- ---------- ----------- ------------- ------------
Net (decrease) increase in assets       (1,550)    17,534   30,468    (30,232)   152,442      200,770     13,776        432,981

Assets available for plan benefits:
  Beginning of year                    135,549     68,806   80,652    208,274    146,223      862,260    218,892      6,620,032
                                      ---------- -------- ---------- ---------- ---------- ----------- ------------- ------------
  End of year                         $133,999    $86,340 $111,120   $178,042   $298,665   $1,063,030   $232,668     $7,053,013
                                      ========== ======== ========== ========== ========== =========== ============= ============

                                                      RICHFOOD
                                                       STOCK      LOANS TO    CONTRIBUTIONS
                                                        FUND     PARTICIPANTS  RECEIVABLE     TOTAL
                                                     ----------- ------------ ------------ ------------
Additions to assets attributable to:
  Investment income:
   Interest and dividends                            $   58,173   $       -     $     -    $   597,170
   Net appreciation in
     fair value of investments                          781,288           -           -      1,126,265
                                                     ----------- ------------ ------------ ------------
                                                        839,461           -           -      1,723,435

  Contributions:
   Participant contributions                            120,499           -     (29,328)       972,273
   Matching employer contributions                      277,891           -       3,107        280,998
                                                     ----------- ------------ ------------ ------------
                                                        398,390           -     (26,211)     1,253,271
                                                     ----------- ------------ ------------ ------------
                                                      1,237,851           -     (26,221)     2,976,706

Deductions from assets attributable
  to:
  Participant distributions and
   withdrawals                                          487,592      98,428           -      1,633,136
  Administrative expenses                                37,652           -           -         40,399
                                                     ----------- ------------ ------------ ------------
                                                        525,244      98,428           -      1,673,535


Interfund transfers                                    (357,687)    256,711           -              -
                                                     ----------- ------------ ------------ ------------
Net (decrease) increase in assets                       354,920     158,283     (26,221)     1,303,171

Assets available for plan benefits:
  Beginning of year                                   5,159,834   1,418,741      40,185     14,959,448
                                                     ----------- ------------ ------------ ------------
  End of year                                        $5,514,754  $1,577,024     $13,964    $16,262,619
                                                     =========== ============ ============ ============

                             Schedules

                               Super Rite Foods, Inc.
                          Employee Investment Opportunity Plan
                            Employer ID #54-1438602, Plan #009

              Line 27a - Schedule of Assets Held For Investment Purposes
                                 December 31, 1998


                                               UNITS            COST            FAIR VALUE
                                           -------------- ------------------ ------------------
Mutual funds maintained by Prudential
 Investments Retirement Services*:
     MoneyMart Assets                         105,453      $   105,453       $     105,453
     Government Income Fund                    12,782          113,140             118,232
     Balanced Portfolio                        13,748          173,724             165,805
     Active Balanced Fund                      19,053          236,961             247,116
     Stock Index Fund                          21,926          448,336             604,711
     Jennison Growth Fund                      97,862        1,241,542           1,792,832
     International Stock Fund                  15,301          261,628             297,445
                                                          ------------------ ------------------
        Total mutual funds                                   2,580,784           3,331,594
Guaranteed interest contract                        -        7,370,385           7,370,385
Richfood* Stock Fund                          201,488        3,778,199           4,180,869
Loans to participants                               -                -           1,506,595
                                                          ================== ==================
                                                          $ 13,729,368       $  16,389,443
                                                          ================== ==================

*Party-in-interest

                               Super Rite Foods, Inc.
                        Employee Investment Opportunity Plan

                         Employer ID #54-1438602, Plan #009
             Line 27a - Schedule of Assets Held For Investment Purposes

                               December 31, 1998

                                                                                                          EXPENSE
                                                                              SELLING        LEASE     INCURRED WITH     COST OF
 IDENTITY OF PARTY INVOLVED       DESCRIPTION OF ASSET      PURCHASE PRICE     PRICE        RENTAL      TRANSACTION       ASSET
------------------------------------------------------------------------------------------------------------------------------------
CATEGORY (ii) - SERIES OF NON-SECURITIES TRANSACTIONS IN EXCESS OF 5% OF PLAN
ASSETS:

Prudential Investments      Guaranteed Interest Contract       $1,309,883    $       -       $  -        $  -            $1,309,883
   Retirement Services*     Guaranteed Interest Contract                -      992,511          -           -               992,511


CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:

                            Richfood Holdings, Inc.*
**                              common stock                     556,798            -          -           -               556,798

                            Richfood Holdings, Inc.*
                                common stock                           -      459,103          -           -               364,479

*  Party-in-interest

**Transactions made on the market

There were no category (i) or (iv) reportable transactions during the year ended December 31, 1998.


                                                                                                CURRENT VALUE OF
                                                                                                    ASSET ON       NET GAIN OR
                                                                                                TRANSACTION DATE     (LOSS)
                                                                                               ---------------------------------
CATEGORY (ii) - SERIES OF NON-SECURITIES TRANSACTIONS IN EXCESS OF 5% OF PLAN
ASSETS:

Prudential Investments      Guaranteed Interest Contract                                           $1,309,883       $     -
   Retirement Services*     Guaranteed Interest Contract                                              992,511             -


CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:

                            Richfood Holdings, Inc.*
**                              common stock                                                         556,798             -

                            Richfood Holdings, Inc.*
                                common stock                                                         459,103        94,624

*  Party-in-interest

**Transactions made on the market

There were no category (i) or (iv) reportable transactions during the year ended